July 15, 2014

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation Amendment No. 20 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 19 to the Registration Statement on Form S-1 filed on June 24, 2014 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated July 9, 2014 to Michael C. Arnold, Chief Executive Officer and President of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 20 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Contractual Obligations, page 50

1.	Comment: We note your response to our prior comment 3 and reissue the comment. Once the Company determines the expected payments it intends to make using the offering proceeds, please revise to include a pro forma table of contractual obligations that gives effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

Response: The Company acknowledges the Staff’s comment and confirms that it will revise the pro forma table of contractual obligations to give effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum once it determines the expected payments it intends to make using the offering proceeds.

Retention Bonus Plan, page 87

2.	Comment: We note from the disclosure on pages 87 and 88 that prior to the effectiveness of your registration statement, you intend to adopt a retention bonus

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

July 15, 2014

plan to incentivize certain employees to continue with the Company until and following the effectiveness of this offering. We also note that the total number of units that you plan to make available for grant under the plan will be 10,000,000 units and the total amount of the bonus pool that may be allocated among participants will be $10,000,000. We further note that the units will vest twenty percent upon the effectiveness of an initial public offering and twenty percent on each of the first four anniversaries of the effectiveness of the initial public offering provided that all unvested units would be accelerated and vested earlier in the event the Company achieved certain earnings measures as outlined in the plan. Please revise M D &A to discuss the number and other terms of the units that you plan to issue under this plan in connection with your planned public offering and explain how you plan to value the units that will be issued under this plan. M D &A should also be revised to discuss the amount of compensation expense that will be recognized in connection with these units upon the effectiveness of your registration statement and the amount that is expected to be recognized in future periods in connection with these units.

Response: The Company has revised the Registration Statement on page 52 to comply with the Staff’s comment.

Employment Agreements, page 89

3.	Comment: We note from the disclosure on page 39 that Mr. Arnold will enter into a letter agreement that provides for addition incentive compensation in an after-tax amount of $3,000,000 upon the earlier of an initial public offering, a change in control or a liquidity event which includes a sale or issuance of shares of your common stock to a party not affiliated with Platinum, excluding dividends or issuances or sales to any employee or service provider of the Company. Please revise M D & A to discuss the amount of expense that you will recognize in your financial statements in connection with this letter agreement upon the consummation of your planned public offering.

Response: The Company has revised the Registration Statement on page 52 to comply with the Staff’s comment.

Principal and Selling Stockholders, page 94

4.	Comment: Please remove the references to pecuniary interest in footnote 1 in this table. Under Rule 13d-3 of the Securities Exchange Act of 1934, pecuniary interest is not considered when determining beneficial ownership.

Response: The Company has revised the Registration Statement on page 96 to comply with the Staff’s comment.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

July 15, 2014

Report of Independent Registered Public Accounting Firm, page F-2

5.	Comment: We note your response to our prior comment 5, and reissue the comment. Prior to the planned effectiveness of the Company’s Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Response: The Company acknowledges the Staff’s comment and confirms that prior to the planned effectiveness of the Company’s Form S-1 registration statement it will remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Note 7. Goodwill, page F-16

6.	Comment: We note from your response to our prior comment number 6 that the $2.0 million adjustment to goodwill recognized during 2013 related to the correction of an error related to the purchase accounting entries related to certain adjustments to deferred tax assets and the impact of certain consent payments to retire debt outstanding at the time of the 2007 Platinum acquisition that were not appropriately recorded at the time of the original purchase accounting. Please tell us in further detail the nature of the errors in the original accounting for the purchase transaction that were identified during 2013 and explain why you believe it was appropriate to reflect the correcting adjustments in your 2013 financial statements rather than by restating your financial statements for prior periods. In addition, please revise Note 7 to explain in further detail the nature of the $2.0 million purchase accounting adjustment to goodwill that was recognized during 2013.

Response: The Company identified a purchase accounting entry related to the 2007 Platinum Acquisition that had not been appropriately recorded at the time of the original purchase accounting. This entry related to certain consent payments to retire debt outstanding at the time of the acquisition that were incorrectly recorded as part of the initial purchase accounting and therefore inappropriately increased goodwill. To correct our goodwill balance, the Company recorded the following journal entry (amounts in millions) in 2013:

Dr. Other income and (expense), net	$4.4
Cr. Goodwill		$3.0
Cr. Provision for income taxes		$1.4

The Company identified an additional purchase accounting entry also related to the 2007 Platinum Acquisition that was not recorded at the time of the original purchase accounting. This entry related to adjusting our deferred tax assets associated with goodwill balances related to prior business combinations, at the time of the Platinum acquisition, as such amounts were not properly reflected in the initial purchase price allocation. To correct our deferred tax asset balance, the Company recorded the following journal entry (amounts in millions) in 2013:

Dr. Goodwill	$5.0
Cr. Noncurrent Deferred Income Tax Asset		$5.0

The Company assessed the materiality of these purchase accounting entries on both a quantitative and qualitative basis.

Quantitatively, these purchase accounting entries are immaterial to the Company’s 2012 balance sheet, the 2013 statement of operations, as well as the 2007 balance sheet had these entries been recorded appropriately at the time of the acquisition. The net effect of these purchase accounting entries is an increase to goodwill of $2.0 million, a decrease to net income of $3.0 million and a decrease to deferred tax assets of $5.0 million. The net effect on the Company’s balance sheet for 2012 was immaterial as the $2.0 million adjustment was 2% of the Company’s total goodwill balance and less than 1% of total assets. The net effect on the Company’s statement of operations was immaterial as the $3.0 million adjustment was approximately 2.4% of net income for the year ended December 31, 2013. We further note that the net effect of these entries on the Company’s opening balance sheet as of October 19, 2007 was immaterial as the $2.0 million adjustment was less than 3% of goodwill and less than 1% of total assets.

Qualitatively, the net effect on the statement of operations did not mask or create a change in the direction of the Company’s earnings in the fiscal years presented 2013, 2012 or 2011. The entries also did not change net income into a net loss in 2013 nor would it have done so had these adjustments been recorded in 2012 or 2011. The corrective entries recorded did not have an impact on regulatory requirements nor did they impact our loan covenants. Further, the corrective entries had no impact on management’s compensation in 2013.

Based on our quantitative and qualitative analysis, the Company determined these purchase accounting entries were immaterial and thus recorded these entries in 2013 to correct the Company’s December 31, 2013 balance sheet. The Company has revised Note 7 to comply with the Staff’s comment.

Note 20. Subsequent Events, page F-39

7.	Comment: We note the disclosure that has been added on page F-39 indicating that on June 3, 2014, the appellate court affirmed the judgment of the trial court regarding the Nancy Hoffman et. al. v. Dorlan Crane et.al. case discussed in Note 7. As this litigation is discussed in Note 11 to the audited financial statements rather than Note 7, please revise to correct the footnote reference on page F-39 to indicate that this disclosure is provided in Note 11.

Response: The Company has revised the Registration Statement on page F-39 to comply with the Staff’s comment.

8.

Comment: We note your response to our prior comment 8 and reissue the comment. Reference is made to page F-64 where you discuss the Company making a termination payment to its principal shareholder, Platinum, in connection with the termination of its advisory services agreement that is

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

July 15, 2014

contingent on the closing of the initial public offering. To the extent that this payment exceeds the Company’s net earnings for the preceding twelve month period, please reflect it in pro forma earnings per share for the latest fiscal year and subsequent interim period presented in the financial statements, as applicable, pursuant to the guidance outlined in SA B Topic 1: B :3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide pro forma earnings per share information as required by SAB Topic 1:B:3, if the termination payment exceeds our net earnings for the preceding twelve month period once the Company determines the expected amount of the termination payment.

9.	Comment: We note your response to our prior comment 9 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

Response: The Company acknowledges the Staff’s comment and confirms that once the date and terms of the stock split have been determined it will revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8103 with any further questions or comments.

Very truly yours,

/s/ Jared Nicholson

Jared Nicholson

Enclosures

cc:	Michael C. Arnold, Chief Executive Officer and President Cristopher Greer, Esq.